NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,
PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR
INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

March 23, 2011	News Release 11-8

SILVER STANDARD ANNOUNCES SECONDARY OFFERING OF COMMON
SHARES OF PRETIVM RESOURCES INC.

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that Pretium Resources Inc. (“Pretivm”) has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, other than Québec, in connection with a secondary offering (the “Secondary Offering”) of units of Pretivm (the “Units”). Each Unit will consist of one common share of Pretivm (a “Pretivm Share”) currently owned by the Company and half of a warrant (a “Warrant”), with each whole Warrant being exercisable for the purchase of one Pretivm Share currently owned by the Company. The Secondary Offering will not increase the number of Pretivm Shares outstanding, and Silver Standard will receive all proceeds from the offering.

The Secondary Offering will be priced in the context of the market with the final terms of the Secondary Offering to be determined at the time of pricing and will be undertaken on a marketed basis by a syndicate of underwriters. The underwriters will be granted an over-allotment option, exercisable for a period of 30 days after the closing of the Secondary Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold under the Secondary Offering.

The Secondary Offering is expected to close in early April. Closing is subject to a number of customary conditions including receipt of all necessary regulatory approvals. Silver Standard currently owns 36,163,333 Pretivm Shares, representing approximately 42.31% of the issued and outstanding Pretivm Shares.

The securities described above are being offered outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in the United States solely to “accredited investors” pursuant to an exemption from the registration requirements of the Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities will not be registered under the Securities Act and may not be offered or sold to U.S. Persons or in the United States absent registration or an applicable exemption from registration requirements.

SOURCE: Silver Standard Resources Inc.

 Contact:

W. John DeCooman Jr., Vice President, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, those relating to the sale of the Pretivm Shares and Warrants, the closing of the Secondary Offering and the anticipated proceeds to Silver Standard. Such risks and uncertainties include, but are not limited to, the need to satisfy the conditions to be set forth in the underwriting agreement relating to the sale of the Pretivm Shares and Warrants; the need to satisfy regulatory and legal requirements with respect to the Secondary Offering, and the completion of the Secondary Offering in satisfaction of the conditions of the agreement. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

To receive Silver Standard’s new releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.